UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On August 2, 2007, ASAT Holdings Limited (the “Company”) issued a press release announcing senior management appointment and changes. A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 3, 2007

	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 2, 2007, announcing senior management appointment and changes.

4

Exhibit 99.1

ASAT Holdings Limited Appoints Peter Tin as

Senior Vice President of Quality and Reliability Assurance

HONG KONG and MILPITAS, Calif., – August 2, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced the appointment of Peter Tin as senior vice president of quality and reliability assurance, replacing Ed Bedell who resigned to pursue other opportunities.

Mr. Tin previously served as ASAT’s vice president of quality from 2004 to 2005 prior to ASAT moving its manufacturing to China. During this time he was responsible for setting up the quality systems at ASAT China and instrumental in maintaining quality systems control during the transition.

“We are pleased Peter has rejoined ASAT and look forward to his leadership in the quality control area as we develop our operations in China,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited.

Over the span of his more than 20 year career, Mr. Tin has held engineering, supplier management, reliability and quality positions in semiconductor, consumer electronics and transportation industries in the United States and Greater China. He most recently was a member of the management team of Philips Consumer Electronics in the Business Groups of Mobile Infotainment and Mobile Phones based in Hong Kong. Mr. Tin has also held various quality and reliability management positions with SanDisk, Western Digital, Bombardier Transportation, and National Semiconductor. Mr. Tin holds a master’s of science degree in reliability engineering, and separate bachelor’s of science degrees in aerospace and mechanical engineering from the University of Arizona. Mr. Tin is a Six Sigma blackbelt and is also a Certified Reliability Engineer and Certified Quality Engineer by the American Society for Quality.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the ability of ASAT’s management to effectively lead the company, the risk that ASAT may not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by the changes in senior management, and those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com